1. To approve the liquidation and termination of the Kinetics Government Money Market Fund as set forth in a Plan of Liquidation and Termination adopted by the Board of Directors of the Company.

                  No. of Shares    % of Outstanding Shares     % of Shares voted
Affirmative       1,391,666.290      55.477%                     99.918%
Against           1,142.770          0.045%                      0.082%
Abstain           .000               0.000%                      0.000%
TOTAL             1,392,809.060      55.522%                     100.000%